Exhibit 99.1

Genenta signs Definitive Agreements with Sophia High Tech

Genenta enters aerospace as it continues its strategic transformation into a next-generation industrial consolidator

Milan, Italy – April 23, 2026 - Genenta Science S.p.A. (Nasdaq: GNTA), evolving into Saentra Forge1, a strategic industrial consolidator focused on biotech, defense, aerospace, and Italian national-security-related technologies, today announced that it has signed definitive agreements2 with Sòphia High Tech S.r.l., (Sòphia HT) an Italian company manufacturing critical parts for Europe’s space and defense programs.

Genenta expects to fund a total of €6.0 million in two tranches. With the closing of the first tranche, Genenta will obtain a 19.9% stake, and with the closing of the second tranche, Genenta will own a 51% stake in Sòphia HT. The proceeds are expected to be deployed by Sòphia HT to materially scale production capacity, accelerate technological differentiation, and strengthen commercial penetration.

Sòphia HT joins Genenta with a solid net cash position and an already profitable operating profile. In its latest filed financial statements for fiscal year 2024, Sòphia HT reported3 total revenues and other operating income of approximately €6.29 million and EBITDA of approximately €0.96 million. Based on preliminary internal figures currently under finalization for fiscal year 2025, Sòphia HT expects sales of approximately €8 million. Over the medium term, Sòphia HT currently expects to approximately double its 2024 revenue base by 2027, while expanding its workforce from 44 employees currently to approximately 70 by 2027. Genenta expects to add value to Sòphia HT by providing expanded visibility, strong financial controls, and executive management and leadership. The EBITDA expansion trajectory is structurally underpinned by a multi-year efficiency program targeting margin growth, driven by the progressive insourcing of high-value processes, increased asset utilization, and a more disciplined cost structure as scale builds. We believe that this operational leverage would be accelerated by Genenta’s capital injection, which enables targeted capex for capacity build-out and automation, and enhances access to high-value, institutional-grade demand channels — compressing execution timelines and de-risking growth.

Sòphia High Tech is an aerospace and defense engineering and manufacturing company, headquartered in Somma Vesuviana (Naples), Italy. Since its founding in 2013, Sòphia HT has grown from a specialized engineering boutique into a recognized European aerospace manufacturer, employing a team of more than 40 engineers, PhD researchers, and skilled technical specialists. Sòphia HT focuses on the design, simulation, prototyping, manufacturing, testing, and qualification of precision mechanical components and assemblies for space, defense, and advanced industrial applications. With over 530 advanced projects completed, Sòphia HT serves leading European aerospace and defense organizations, including the European Space Agency, Italian Aerospace Agency, AVIO, Thales Alenia Space, Leonardo, MBDA, GSSI, and D-Orbit, and also prestigious automotive brands such as Lamborghini.

This transaction reflects the broader strategic transformation discussed by our CEO, Pierluigi Paracchi, in a recent episode of Economic Security Watch, the new podcast from fDi Intelligence, a Financial Times company, where he joined Danielle Myles to discuss Genenta’s evolution from biotech into a strategic consolidator active across Italy’s national security sectors. The interview is available here: https://www.fdiintelligence.com/video/70c2aff3-7336-4496-956f-30ff7ae5c582

About Genenta Science

Genenta Science (Nasdaq: GNTA) is evolving into a next-generation strategic consolidator focused on privately held specialized companies operating in Italian national security-regulated sectors, with activities spanning cybersecurity, defense, aerospace, and biotechnology/biosecurity.

1 The name change from Genenta Science S.p.A. to Saentra Forge S.p.A. is subject to shareholder approval.

2 The transaction will be subject, among other conditions, to the condition precedent relating to obtaining clearance from the Italian Presidency of the Council of Ministers.

3 The historical and current financial statements of Sophia HT are unaudited.

About Sòphia High Tech

Sòphia High Tech S.r.l. is an Italian aerospace and defense engineering and manufacturing company. At its core, Sòphia builds the critical mechanical components of space and defense systems — the precision parts that hold rockets together, protect satellites in orbit, and allow aircraft to perform under extreme stress. The company covers the entire product lifecycle, from initial concept design and computer simulation, through prototyping and manufacturing, all the way to final testing, assembly, and qualification for flight. What sets Sòphia apart is its mastery of advanced manufacturing techniques — including state-of-the-art metal 3D printing (known as Selective Laser Melting), CNC precision machining and multitasking, and the ability to work with some of the most demanding exotic materials in the industry, including titanium, Inconel, tungsten, and specialized copper alloys. The company also conducts original materials research — developing entirely new metallic blends tailored to the specific demands of space propulsion. Certified to the EN9100 aerospace quality standard and to ECSS-Q-ST-70-80C, the ESA specification for additive manufacturing, Sòphia is one of the very few companies in Europe qualified to 3D-print flight-ready space hardware to ESA and NASA standards. With over 530 advanced projects completed, Sòphia serves leading European aerospace and defense organizations, including ESA, AVIO, Thales Alenia Space, Leonardo, MBDA, GSSI, and D-Orbit.

Non-GAAP Information. This release includes EBITDA, which is a non-GAAP financial measure. EBITDA is defined as net loss adjusted to exclude interest income, income tax expense, and depreciation and amortization. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles (GAAP) and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Genenta believes that this non-GAAP financial measure, when considered together with financial information prepared in accordance with GAAP, can enhance investors’ and analysts’ ability to meaningfully compare financial results from period to period and to forward-looking guidance, and to identify operating trends in the business. However, non-GAAP information is not superior to financial measures calculated in accordance with GAAP, is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Forward-Looking Statements. Statements in this press release contain “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “suggest,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Genenta’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict, including risks related to the transition to Saentra Forge, ability to close the transaction with Sòphia High Tech, financial forecasts of Sòphia High Tech, and expected use of proceeds of Sòphia High Tech, etc.. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Genenta’s Annual Report on Form 20-F for the year ended December 31, 2024, and Genenta’s material disclosures on Form 6-K dated October 10, 2025, as well as other Form 6-K disclosures filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of the date of this announcement, and Genenta undertakes no duty to update such information except as required under applicable law.

Genenta Science Media

Tiziana Pollio, Mobile: +39 348 23 15 143

email: tiziana.pollio@genenta.com